UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The registrant is reporting the following information on this current report on Form 6-K:

Resignation of a Board Member

Effective May 12, 2022, Peter Niklai has resigned from the Board of Directors (the “Board”) of Eneti Inc. (the “Company”). Mr. Niklai’s decision to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Termination Agreement

Effective May 12, 2022, the Company, Scorpio Services Holding Limited, Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. (collectively, the “Parties”) entered into a Termination of Shareholders Agreement to terminate INCJ, Ltd. as a party to the Shareholder Agreement, dated August 12, 2021, entered into between the Parties. The Shareholder Agreement will remain in effect for the remaining Parties.

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 12, 2022 of Eneti Inc. (the "Company") announcing financial results for the first quarter of 2022 and the declaration of a cash dividend.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-251301), the Company's registration statement on Form F-3 (File No. 333-221441), and the Company's registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated:	May 12, 2022	By: /s/ Hugh Baker
Hugh Baker
Chief Financial Officer